SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

PROLOR BIOTECH, INC.

(Name of Issuer)

common stock, par value $0.00001 per share

(Title of Class of Securities)

607826104

(CUSIP Number)

Shai Novik

7 Golda Meir Street

Weizmann Science Park

Nes-Ziona, Israel 74140

Telephone: (866) 644-7811

(Name, address and telephone number of person
authorized to receive notices and communications)

May 16, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER	25,000(1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER	12,571,601 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER	25,000(1)
	10	SHARED DISPOSITIVE POWER	12,571,601 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,596,601 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to purchase 25,000 shares of common stock.
(2)	All such shares are held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES	7	SOLE VOTING POWER	-0-
BENEFICIALLY EACH REPORTING	8	SHARED VOTING POWER	12,571,601
PERSON WITH	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	12,571,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,571,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON OO

ITEM 1. Security and Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on June 21, 2007, as amended on April 7, 2008, August 22, 2008, November 12, 2008, February 10, 2009, March 6, 2009, August 3, 2009 and October 29, 2010 by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, par value $0.00001 per share, of PROLOR Biotech, Inc, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7 Golda Meir Street, Weizmann Science Park, Nes-Ziona, Israel 74140.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On April 12, 2012, the Gamma Trust acquired 266,666 shares of the Issuer’s common stock, par value $0.00001 per share (“Common Stock”), upon the exercise of warrants at an exercise price of $2.50 per share (the “Warrant Shares”).

On May 16, 2012, the Gamma Trust acquired 1,000,000 shares of Common Stock in the Issuer’s underwritten public offering (the “Offering”) at the public offering price of $5.00 per share (the “Offering Shares”).

The Gamma Trust used its working capital to acquire both the Warrant Shares and the Offering Shares.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons acquired the Warrant Shares and the Offering Shares for investment purposes. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

On April 12, 2012, the Gamma Trust acquired the Warrant Shares, and on May 16, 2012, the Gamma Trust acquired the Offering Shares. As of the date of this Amendment, the Reporting Persons’ beneficial ownership of Common Stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	12,596,601(2)	20.2%
Frost Gamma Investments Trust	12,571,601	20.2%

______________

(1) Percentage based upon 62,284,960 shares of common stock outstanding (based on 54,809,960 shares outstanding as of March 31, 2012 plus 6,500,000 shares issued in the Offering, each such figure as disclosed in the Issuer’s prospectus supplement, dated May 11, 2012, filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, plus an additional 975,000 shares issued pursuant to the underwriters’ over-allotment option, as disclosed in the Issuer’s press release, dated May 16, 2012) plus those shares of common stock deemed outstanding in accordance with Rule 13(d)-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2) All such shares are held by the Gamma Trust. Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Additionally includes options to purchase 25,000 shares of common stock that are held directly by Dr. Frost.

Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On May 11, 2012, in connection with the Offering, each of the Reporting Persons entered into a lock-up agreement (each, a “Lock-up Agreement”) in favor of Jefferies & Company, Inc. (“Jefferies”), as representative of the several underwriters in respect of the Offering. Pursuant to the Lock-up Agreements, the Reporting Persons have agreed, subject to limited exceptions, for a period of 90-days commencing on the date of execution of the Lock-up Agreements (subject to limited extensions in certain circumstances), not to sell or offer to sell any shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock.

ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description

99.1	Joint Filing Agreement.

99.2	Lock-up Agreement (incorporated herein by reference to the Form of Lock-up Agreement contained in Exhibit C to that certain Underwriting Agreement between the Issuer and Jefferies, for itself and as representative of the other underwriters named therein, dated as of May 11, 2012, filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 14, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2012	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: May 16, 2012	FROST GAMMA INVESTMENTS TRUST By: /s/ Phillip Frost, M.D. Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Joint Filing Agreement.

99.2	Lock-up Agreement (incorporated herein by reference to the Form of Lock-up Agreement contained in Exhibit C to that certain Underwriting Agreement between the Issuer and Jefferies, for itself and as representative of the other underwriters named therein, dated as of May 11, 2012, filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 14, 2012).

AGREEMENT TO FILE JOINT SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of PROLOR Biotech, Inc., a Nevada corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: May 16, 2012	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: May 16, 2012	FROST GAMMA INVESTMENTS TRUST By: /s/ Phillip Frost, M.D. Phillip Frost, M.D. Trustee